EXHIBIT 3.7

FORM OF CERTIFICATE OF DESIGNATIONS

OF

SERIES G REDEEMABLE EXCHANGEABLE PREFERRED STOCK

OF

MEDIQUIP HOLDINGS, INC.

1. Designation and Amount.

There shall be a series of Preferred Stock designated as “Series G Exchangeable Preferred Stock", and the number of shares constituting such series shall be 1,000. Such series is referred to herein as the "Exchangeable Preferred Stock"”), and the face amount per share shall be equal to One Thousand Dollars ($1,000), (the “Face Amount”).

2. Stated Capital.

The amount to be represented in stated capital at all times for each share of Exchangeable Preferred Stock shall be $0.0001.

3. Rank.

All shares of Exchangeable Preferred Stock rank prior to all of the Corporation's Common Stock, par value $0.0001 per share (the "Common Stock"), and the Corporation’s Series D Convertible Preferred Stock and the Series F Convertible Preferred Stock (the “Convertible Preferred Stock”), now or hereafter issued, both as to payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The Exchangeable Preferred Stock is pari passu with the Series E Exchangeable Preferred Stock.

4. Dividends.

The holders of Exchangeable Preferred Stock shall not be entitled to receive dividends.

5. Liquidation Preference.

In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Exchangeable Preferred Stock shall be entitled to receive out of the assets of the Corporation, whether such assets are stated capital or surplus of any nature, an amount equal to $1,000 per share before any payment shall be made or any assets distributed to the holders of Common Stock or any other class or series of the Corporation's capital stock ranking junior as to liquidation rights to the Exchangeable Preferred Stock (the "Junior Liquidation Stock") provided, however that such rights shall accrue to the holders of Exchangeable Preferred Stock only in the event that the Corporation's payments with respect to the liquidation preferences of the holders of capital stock of the Corporation ranking senior as to liquidation rights to the Exchangeable Preferred Stock (the "Senior Liquidation Stock") are fully met. The entire assets of the Corporation available for distribution after the liquidation preferences of the Senior Liquidation stock are fully met shall be distributed ratably among the holders of the Exchangeable Preferred Stock and any other class or series of the Corporation's capital stock which may hereafter be created having parity as to liquidation rights with the Exchangeable Preferred Stock in proportion to the respective preferential amounts to which each is entitled (but only to the extent of such preferential amounts). Neither a consolidation nor merger of the Corporation with another corporation nor a sale or transfer of all or part of the Corporation's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Corporation.

6. Voting Rights.

Except as otherwise required by law, each share of outstanding Exchangeable Preferred Stock shall entitle the Holder thereof to 690 votes on each matter submitted to a vote of the stockholders of the Corporation at the record date for the determination of shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders becomes effective. Except as otherwise required by law or by this Certificate of Designation, the holders of shares of Common Stock and Exchangeable Preferred Stock shall vote together and not as separate classes..

7. Exchange.

The shares of Exchangeable Preferred Stock are exchangeable at the option only of the Holder in whole or in part, on any date after June 30, 2007 for the Corporation's 6% Subordinated Debentures due three years from the date of Exchange (the "Debentures"). Such exchange, if any, shall be a redemption of the Exchangeable Preferred Stock in exchange for the Debentures. Holders of the outstanding shares of Exchangeable Preferred Stock will be entitled to receive $1,000 principal amount of the Debentures in exchange for each share of Exchangeable Preferred Stock held by them at the time of exchange.

Upon such exchange, the rights of the holders of Exchangeable Preferred Stock as stockholders of the Corporation shall cease, and the person or persons entitled to receive the Debentures issuable upon such redemption and exchange shall be treated for all purposes as the registered holder or holders of such Debentures. The Holder of the Exchangeable Preferred Stock will mail, to the Corporation, written notice of his intention to exchange the Exchangeable Preferred Stock for debentures. Such notice shall state (i) the exchange date; and (ii) the place or places where certificates for such Debentures are to be mailed in exchange for Exchangeable Preferred Shares. Upon surrender of the certificates for the Exchangeable Preferred Shares with such notice (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state), the Corporation will cause the Debentures to be authenticated and issued in exchange for such shares of Exchangeable Preferred Stock to be mailed to the holder of the shares of Exchangeable Preferred Stock at such holder's address of record or such other address as the holder shall specify upon such surrender of such certificates.

8. Status of Acquired Shares.

Shares of Exchangeable Preferred Stock redeemed by the Corporation, received upon exchange pursuant to Section 7 or otherwise acquired by the Corporation will be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to class, and may thereafter be issued, but not as shares of Exchangeable Preferred Stock.

9. Protection Provisions.

So long as any Exchangeable Preferred Shares are outstanding, the Corporation shall not, without first obtaining the approval of a majority of the Holders: (a) alter or change the rights, preferences or privileges of the Exchangeable Preferred Stock; (b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Exchangeable Preferred Stock; (c) create any Senior Securities; (d) create any pari passu Securities; (e) increase the authorized number of shares of Exchangeable Preferred Stock; (f) redeem or declare or pay any cash dividend or distribution on any Junior Securities, or (g) do any act or thing not authorized or contemplated by this Certificate of Designation which would result in any taxation with respect to the Exchangeable Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended, or any comparable provision of the Internal Revenue Code as hereafter from time to time amended, (or otherwise suffer to exist any such taxation as a result thereof).

10. Preemptive Rights.

The Exchangeable Preferred is not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

11. Severability of Provisions.

Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

MEDIQUIP HOLDINGS, INC.

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